Exhibit 4.2

Supplemental Agreement
between
The Royal Bank of Scotland plc acting as agent for National Westminster Bank Plc
and

Sytner Group Limited

Our ref: 8638/CDO4/DW/A27

THIS IS AN IMPORTANT DOCUMENT. YOU SHOULD TAKE INDEPENDENT LEGAL ADVICE BEFORE SIGNING AND SIGN ONLY IF YOU WANT TO BE LEGALLY BOUND.

THIS SUPPLEMENTAL AGREEMENT is made between:-

(1) The Royal Bank of Scotland plc (“RBS”) acting as agent for National Westminster Bank Plc: and

(2) Sytner Group Limited Company Number 2883766 (the “Borrower”)

to set out the basis on which RBS acting as agent for National Westminster Bank Plc and the Borrower have agreed to amend the agreement entered into between RBS acting as agent for National Westminster Bank Plc and the Borrower dated 31 August 2006 (the “Agreement”) setting out the terms and conditions upon and subject to which National Westminster Bank Plc (the "Bank") agreed to make available to the Borrower a multi-option facility of £70,000,000 (the “Facility”).

Accordingly:-

1	All words and expressions defined in the Agreement unless the context otherwise requires, shall have the same meanings in this Supplemental Agreement.

2	The terms and conditions of this Supplemental Agreement shall not come into effect unless the following conditions are satisfied:-

(a)	the Bank has received and is satisfied with the duplicate of this Supplemental Agreement signed on behalf of the Borrower; and

(b)	the Bank has received and is satisfied with a certified copy of the Resolution of the Board of Directors of the Borrower approving the transaction contemplated by this Supplemental Agreement and authorising a specified person to sign this Supplemental Agreement.

The Bank and the Borrower have agreed to make the following changes to the Agreement:-

3	The amount of the Facility as detailed in Clause 1.1 and within the definition of Facility Limit in Clause 1.2 shall be deleted and replaced with the increased amount of £80,000,000.

4 Clause 2 of Schedule 1 shall be deleted and replaced with the following;-

(2)	The Margin for the Facility will be as set out in Column B below and shall be determined against the ratio of Consolidated Net Borrowings to Consolidated EBITDA as set out in Column A below :-

Column A	Column B
Greater than or equal to 3:1	1.60%

Greater than or equal to 2.5:1	1.45%

Greater than or equal to 2:1	1.30%

Greater than or equal to 1.5:1	1.20%

Greater than or equal to 1:1	1.10%

Less than 1:1	1.00%

5 Clause 11.1(a) shall be deleted and replaced with the following :-

EBITAR:lnterest and Rental Payable

(a)	the ratio of Consolidated EBITAR to Consolidated Interest and Rental Payable shall not be less than 1.4:1 up to and including 31 March 2009 and then not less than 1.3:1 up to and including 31 December 2009 and then not less than 1.4:1 thereafter.

6	The Borrower shall pay to the Bank within 7 days following the execution of this Supplemental Agreement a fee of £35,000 in consideration of the changes set out in this Supplemental Agreement.

7	All other terms and conditions of the Agreement remain unaltered and shall continue in full force and effect.

8	This Supplemental Agreement and the Agreement shall, as from the date of this Supplemental Agreement, be read and construed together as constituting the agreement between RBS acting as agent for the Bank and the Borrower.

Signed for and on behalf of RBS acting as agent for the Bank

/s/Russell Garner-Jones

Date 29.9.08

The Borrower hereby accepts the above terms and conditions

Signed for and on behalf of Borrower in accordance with the authority held by the Bank

/s/Mark Carpenter

Date 29/9/08